[HJ & ASSOCIATES, L.L.C. LETTERHEAD]

September 25, 2000

The American Energy Group, Ltd.
P.O. Box 105
Simonton, Texas 77476-0489

Dear Chuck Valceshini,

We are currently working on the audit of The American Energy Group, Ltd. for the year ended June 30, 2000 and are in the final stages of completing the audit. However, we are still trying to get supporting documentation on a few accounts and are currently unable to finalize the audit. We hope to have the final documentation in the next couple of weeks so that we can issue the audited financial statements at that time.

Because The American Energy Group, Ltd. is requires to file a form 10-K with the SEC by the end of September, we are requesting that you file the necessary forms to extend the filing due date for an additional 14 days. Please call us if there are any problems in getting the extension. We appreciate your attention to this matter.

Sincerely,

/s/ HJ & ASSOCIATES, L.L.C.
    HJ & Associates, L.L.C.